October 22, 2021

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anna Abramson

Re:	Professional Diversity Network, Inc.
Registration Statement on Form S-3 filed October 18, 2021 (File No. 333-260316)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, Professional Diversity Network, Inc. (the “Company”) requests the acceleration of the effectiveness of the Registration Statement on Form S-3 (333-260316) (the “Registration Statement”) for October 26, 2021, at 4:00 p.m. Eastern Time, or as soon as possible thereafter.

If you have any questions regarding the foregoing, please call Charles Wu of Locke Lord LLP at 312-443-1868.

Very truly yours,

/s/ Adam He
Adam He
Chief Executive Officer

cc:	Charles Wu
Locke Lord LLP